

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2017

<u>Via E-Mail</u>
Patrick Liang
President and Chief Executive Officer
17700 Castleton Street, Suite 469
City of Industry, CA 91748

> **Re: Forge Innovation Development Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 29, 2017**
> **File No. 333-218248**

Dear Mr. Liang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2017 letter.

<u>General</u>

1. We note your response to comment 2. Prior to June 24, 2016, the date upon which you entered into the Membership Unit Purchase Agreement that effectuated your acquisition of 29 acres of real estate located in Desert Hot Springs, California, it appears as though you were a shell company as defined in Rule 405. As a result, we continue to believe that the selling shareholders are underwriters. Please note that our conclusion regarding underwriter status is based upon the fact that Rule 144 is not available for the resale of securities initially issued by a shell company or a former shell company, but for the exception contained in Rule 144(i)(2). Individuals who receive shares from a shell company or a former shell company are considered underwriters in connection with any resale of those shares, whether registered or exempt, unless and until they fit within the parameters of Rule 144(i)(2). Registration of a securities offering does not alter underwriter status. Until the company satisfies the conditions of Rule 144(i)(2), these selling shareholders will be deemed to be underwriters and the offering price of the

shares should be fixed. Please revise your disclosure accordingly or provide us with a detailed legal analysis as to why you are not, and have never been, a shell company.

Where You Can Find More Information

Reports to security holders, page 24

2. We reissue comment 11. You are not eligible to incorporate by reference into a registration statement on Form S-1. Please revise your registration statement to remove this disclosure. Please see General Instruction VII to Form S-1.

Financial Statements and Exhibits

Statements of Operations, page F-13

3. We have reviewed your response to comment 12 and note that a promissory note from a purchaser, whether sufficiently collateralized or not, is not an adequate form of initial investment to allow recognition of profit under the full accrual method. Please revise your financial statements to recognize profit under an appropriate method given the purchaser's lack of adequate initial or continuing investments to demonstrate a commitment to pay for the property. See ASC 360-20-40-10 and 360-20-40-31.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: William B. Barnett, Esq. (Via E-Mail)
        Barnett & Linn